Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges are set forth below for the periods indicated:

	Reorganized					Predecessor
	For the Three
	Months Ended
	December 31,		For the Years Ended September 30,
	2006	2005	2006	2005	2004	2003	2002
	(In thousands)

Earnings to fixed charges calculation(1)
Income (loss) from continuing operations before income taxes	$(20,210)	$1,131	$25,006	$18,504	$7,495	$(31,411)	$(11,870)
Fixed charges	8,472	8,473	34,384	34,392	34,392	48,407	44,515

	$(11,738)	$9,604	$59,390	$52,896	$41,887	$16,996	$32,645

Fixed charges:
Interest expense	$8,228	$8,229	$33,410	$33,419	$33,392	$47,445	$43,466
Interest portion of rent expense	244	244	974	973	1,000	962	1,049

	$8,472	$8,473	$34,384	$34,392	$34,392	$48,407	$44,515

Ratio of earnings to fixed charges(2)	N/A	1.13	1.73	1.54	1.22	N/A	N/A

(1)	For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges are equal to interest expense, amortization of deferred financing fees plus the portion of the rent expense estimated to represent interest.

(2)	Earnings were insufficient to cover fixed charges for the three months ended December 31, 2006 and for the years ended September 30, 2003 and 2002 by $20.2 million, $31.4 million and $11.9 million, respectively.